Teledyne Technologies Incorporated
Conflict Minerals Report
Calendar Year Ending December 31, 2024
May 22, 2025

Introduction
This Conflict Minerals Report (this "Report") for the year ended December 31, 2024, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as provided for by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants that manufacture products containing conflict minerals which are necessary to the functionality or production of their products. The term “conflict minerals” is defined as columbite-tantalite (tantalum), casserite (tin), gold or wolframite (tungsten) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country the DRC, including the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola (collectively, the “Covered Countries”). For the purposes of this Report, tin, tungsten, tantalum and gold will collectively be referred to as the 3TGs:
This Report (1) describes the reasonable country of origin inquiry ("RCOI") and subsequent due diligence efforts undertaken by Teledyne Technologies Incorporated (herein referred to as the “Company” “we”, “us”, or “our”) to determine whether in the 2024 calendar year the conflict minerals necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured originated in the Covered Countries, and (2) provides additional disclosure required by the Rule. This Report includes details with respect to the good-faith reasonable country of origin inquiry undertaken by the Company.
Company Overview.
    Teledyne provides enabling technologies for industrial growth markets that require advanced technology and high reliability. These markets include aerospace and defense, factory automation, air and water quality environmental monitoring, electronics design and development, oceanographic research, deepwater oil and gas exploration and production, medical imaging and pharmaceutical research. Our products include digital imaging sensors, cameras and systems within the visible, infrared and X-ray spectra, monitoring and control instrumentation for marine and environmental applications, harsh environment interconnects, electronic test and measurement equipment, aircraft information management systems, and defense electronics and satellite communication subsystems. We also supply engineered systems for defense, space, environmental and energy applications. We believe our technological capabilities, innovation and ability to invest in the development of new and enhanced products are critical to obtaining and maintaining leadership in our markets and the industries in which we compete.
Conflict Minerals Policy

    As part of the Company’s due diligence efforts, the Company has adopted a statement on Conflict Minerals which is available at: https://www.teledyne.com/who-we-are/ethics

Reasonable Country of Origin Inquiry (RCOI)
After the RCOI, the Company had reason to believe that its necessary conflict minerals may have originated in the Covered Countries and had reason to believe that they may not be from recycled or scrap sources.
Due to the wide variety and high mix of products manufactured and sold by the Company, the Company conducted its due diligence with its direct suppliers. In determining which suppliers to survey in 2024, the Company focused on suppliers of materials, parts and components that are most likely to include conflict minerals. The Company initially identified 3,821 suppliers that were in-scope based principally on the category of spend in the Company’s supplier database (each such supplier an “In-Scope Supplier”).

The Company, with the assistance of its third-party service provider, Assent Compliance (“Assent”), attempted to contact all of the In-Scope Suppliers and provide each with a copy of the Company’s Statement on Conflict Minerals, a Conflict Minerals Reporting Template version 6.31 and 6.4 or higher (“CMRT”) and instructions on how to complete the CMRT. The CMRT is a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”) that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters or refiners (“SORs”) being utilized. In-Scope Suppliers were instructed to return a completed CMRT to the Company within a certain time period after receipt.

Assent contacted suppliers by email a minimum of three times and then non-responsive suppliers directly a minimum of two times. Additional communications include training and education on the completion of the CMRT form as well as access to Assent's supplier support center, a learning management system developed by Assent, designed to alleviate any remaining confusion with suppliers. All communications and courses completed by suppliers were monitored and tracked in Assent's system for future reporting and transparency.

Teledyne’s Conflict Minerals program through Assent includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted CMRT forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form.

Based on the responses provided by suppliers to the Company’s RCOI, the Company is unable to determine that 3TGs necessary to the functionality or production of the Company’s products did not originate in the DRC or any of the Covered Countries. Accordingly, the Company undertook the measures described below to assess the due diligence practices of the SORs listed on its unique smelter list that were known or reasonably believed to have sourced from the DRC or that had unknown sourcing.

Due Diligence
Design of Due Diligence Measures
In accordance with the Rule, the Company conducted due diligence on the source and chain of custody of those conflict minerals. The due diligence approach followed by the Company is intended to meet the criteria set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework, and the related Supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Due Diligence Process
The Company established a Conflict Minerals compliance program that is designed to conform, in all material respects, to the framework in the OECD Guidance.
1.    Establish Strong Company Management Systems
1.1    Internal Team
The Company has established a management system with respect to the Rule and the obligations thereof. The Company’s management system includes a cross-functional team, the Conflict Minerals Team, which is sponsored by a Conflict Minerals Governance Committee consisting of the Company’s Executive Vice President, General Counsel, Chief Compliance Officer and Secretary, the Company’s

Executive Vice President and Chief Financial Officer and the Company's Vice President and Chief Supply Chain Officer. The Conflict Minerals Team is responsible for implementing the Company’s conflict minerals compliance program and is led by the Vice President and Associate General Counsel who acts as the conflict minerals coordinator. The Conflict Minerals Governance Committee is briefed about the results of the Conflict Minerals Team’s progress and due diligence efforts on a periodic basis.
As stated throughout this Report, we also partner with Assent, a SaaS company whose software allows us to collect and store CMRTs and supplier data, communicate with our supply chain and provide training and education.
1.2    Establish a system of controls and transparency over the mineral supply chain
The CMRTs we collected from our suppliers allowed us to obtain information that was relevant to our due diligence efforts, including the names of smelters or refiners in our suppliers’ supply chains. While a portion of the Company’s direct suppliers are also subject to the reporting obligations under the Exchange Act and knowledgeable about the Rule, the Company also has many other suppliers and distributors that do not have the same reporting obligations and as such require additional training to understand the requirements of the Rule.
In 2013, the Company adopted an internal Conflict Minerals Assessment Plan (the “Assessment Plan”) incorporating many of the standards set forth in the then current version of the OECD Guidance. Internal controls include the Company’s on-going initiative of integrating conflict minerals related requirements in its supply agreements that require disclosure of 3TGs.
1.4     Maintain Records
The Company developed a record retention requirement for information relating to the management of its conflict minerals compliance process. All relevant records will be retained for a period of 5 years. In addition, Assent retains all information gathered during the supply survey portion of the Company’s conflict minerals program for the same 5 year period.
1.5    Strengthen company engagement with suppliers
With respect to the OECD requirement to strengthen engagement with suppliers, the Company has utilized the CMRT version 6.31 and 6.4 and the Assent Compliance Manager web-based reporting tool for collecting conflict minerals declarations from the Company’s supplier base. The use of these tools has allowed the Company to assist its suppliers in understanding the Company’s expectations and requirements and increase the rate of responses the Company has received from its suppliers to the Company’s survey requests.

Additionally, the Company’s procurement organization continues to integrate provisions related to conflict minerals disclosure requirements language into new supply agreements or renewals of existing supply agreements during the course of negotiations. Accordingly, the Company is continuing its attempts to confirm suppliers have implemented processes to identify the origin of 3TGs.
1.6    Establish a company level grievance mechanism
The Company has established a confidential Corporate Ethics/Help Line, with the theme, "Take The Right Action." The Ethics/Help line is available to all Company employees, as well as concerned individuals outside the company. Violations of Company policies, including those related to conflict minerals, may be reported via this Ethics/Help Line. The toll free help line number is 1-877-666-6968.
2.    Identify and assess risk in the supply chain
In order to assess the risk that any of these smelters posed to our supply chain, Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (RMAP). We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters that have completed an RMAP audit are considered to be DRC-Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.
Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned assessed according to red-flag indicators defined in the OECD Guidance. Assent uses 5 factors to determine the level of risk that each smelter poses to the supply chain by identifying red-flags:

•Geographic proximity to the DRC and covered countries;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Credible evidence of unethical or conflict sourcing
Peer Assessments conducted by credible third-party sources.
Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the supplier’s program are:
•    Have you established a conflict minerals sourcing policy?
•    Have you implemented due diligence measures for conflict-free sourcing?

•    Do you review due diligence information received from your suppliers against your company’s expectations?
•    Does your review process include corrective action management?
Based on a supplier’s answers to these criteria, the supplier’s program is deemed to be either strong or weak.
As part of the Company’s Assessment Plan and to ensure suppliers understand the Company’s expectations, Assent provides video and written training on conflict minerals and the CMRT. This includes instructions on completing the form, and one-on-one email and phone discussions with supplier personnel.
Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in the Company’s supply chain. The Company determined that seeking information about 3TG smelters and refiners in its supply chain represents the most reasonable effort the Company can make to determine the mines or locations of origin of the 3TGs in its supply chain. This was done by adopting methodology outlined by the Responsible Business Alliance and programs and outreach initiatives and requiring the Company’s suppliers to report to the Company using the CMRT. Through this industry joint effort, the Company made reasonable determination of the mines or locations of origin of the 3TGs in its supply chain.
3.    Design and implement a strategy to respond to identified risks
The Company has developed and continues to use a risk management approach to implement due diligence activities concerning 3TGs and the potential presence of conflict minerals.
The Company’s current strategy to respond to supply chain risks, as described in the Company’s Assessment Plan, is that if the Company becomes aware of a supplier whose supply chain includes 3TGs that are not conflict free, the Company will take appropriate steps to address the situation in a timely manner, including supplier education and/or reassessment of the supplier relationship. To date, the Company has found no instances where it was necessary to terminate a contract or find a replacement material or supplier.
If suppliers did not provide information as requested, or the data did not appear to be reliable or was conflicting, the Conflict Minerals Team together with Assent developed a plan to send additional communications, offer additional education, or, if necessary, have the Company’s procurement organization engage with the supplier.
When red-flag smelters or refiners were reported based on the logic discussed in the previous section, risk mitigation activities are initiated. CMRT submissions that include any red-flag smelters or refiners immediately produced a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to Teledyne and directives to remove these red-flag smelters from their supply chain. Through our smelter and refinery assessments, we also monitor red flags related to risks outside of just sourcing conflict minerals from the Covered Countries.
4.    Carry out independent third-party audit of the supply chain due diligence at identified points in the supply chain
As a downstream purchaser of conflict minerals, the Company’s due diligence process is based on the necessity of relying on data obtained from its direct suppliers. The Company also relies on information collected and provided by other external audit programs. As such, the Company has not conducted third-party audits of any smelters or refiners.
5.    Report on Supply Chain Due Diligence
This Conflict Minerals Report is on file with the SEC and is publicly available on the Company’s website https://www.teledyne.com/who-we-are/ethics
Results of Due Diligence
The Company, through Assent’s software platform, surveyed a total of 3,821 suppliers. Of the responses, none were determined to be out of scope, 32 were deemed invalid and marked for follow-up, and 1,536 were accepted as complete. This is an overall response rate of 41%.

Smelters or Refiners
    The large majority of the responses received from the supplier survey provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to the Company. The Company was therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to the Company. Furthermore, suppliers did not always provide smelter lists nor were the smelter lists consistently completed with smelter identification numbers, and therefore the Company was unable to validate that any of these smelters or refiners are actually in its supply chain.

The current efforts focus on gathering smelter information via the CMRT and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in the Company’s supply chain represents the most reasonable effort the Company can make to determine the mines or locations of origin of 3TGs in its supply chain.

Certain of the responses provided by suppliers to the CMRT did include the names of facilities listed by the suppliers as smelters or refiners. The Company does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within its supply chain. Assent compared facilities listed in the supplier responses to the list of smelters maintained by the RMI and, if a supplier indicated that the facility was certified as conflict-free, confirmed that the name was listed by RMI. Based on the smelter lists provided by suppliers via the CMRTs, the Company is aware that 232 smelters are certified conflict-free, and a number of other smelters are active in the RMAP third-party audit process.

As of May 16, 2025, the Company has validated 368 legitimate smelters or refiners and is working to validate the additional smelter and refiner entries from the submitted CMRTs. As noted above, since the Company’s suppliers generally provided facility information via the CMRT at the company or divisional level, and generally did not limit their CMRT responses to facility information for 3TGs in products they supply to the Company specifically, 3TGs contained in the Company’s products did not necessarily originate in the facilities reflected in suppliers' CMRT responses.

Many suppliers are still unable to provide the smelters or refiners used for materials supplied to the Company. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

Risk Mitigation Steps
    The Company’s conflict minerals program for the 2025 calendar year will continue to focus on vetting smelter data, which may include the following actions:

•Working with suppliers to move to the latest version of the CMRT where new smelter identification numbers have been assigned;
•Requiring the use of smelter identification numbers;
•Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to the Company; and
•Comparing smelters reported by suppliers on the CMRT to the Responsible Minerals Initiative’s list of smelters.

The Company intends to take additional steps to improve its due diligence process and to further mitigate any risk that the 3TGs in its products could benefit armed groups in the Covered Countries, which may include the following:
•Include a conflict minerals flow-down clause in new or renewed supplier contracts;
•Engage with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses; and
•Engage any suppliers found to be providing the Company with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.

    The Company reserves the right to modify or eliminate these Risk Mitigation Steps, including, without limitation, in response to any changes or proposed changes to the Rule by the SEC.